EXHIBIT 99.1

Investor Contacts:

Chris Senner

Chief Financial Officer

Exelixis, Inc.

650-837-7240

csenner@exelixis.com

Susan Hubbard

EVP, Public Affairs & Investor Relations

Exelixis, Inc.

650-837-8194

shubbard@exelixis.com

Media Contacts:

Jamie Moser / Sharon Stern / Tali Epstein
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449

Exelixis Advances Board Refreshment Plan

ALAMEDA, Calif. – April 13, 2023 – Exelixis, Inc. (Nasdaq: EXEL) (the “Company”) today announced that Carl Feldbaum, Esq. and Vincent Marchesi, M.D., Ph.D., two long-standing and valued members of the Board of Directors, will not stand for re-election at the Company’s 2023 Annual Meeting of Stockholders (the “Annual Meeting”). As part of its ongoing refreshment program, the Board is recommending Tomas Heyman, current Chief Executive Officer of Interlaken Therapeutics and former President of Johnson & Johnson’s Corporate Venture Capital Group, and Robert Oliver, former President and Chief Executive Officer of Otsuka America Pharmaceutical, for election as independent directors at the Company’s Annual Meeting to fill Mr. Feldbaum’s and Dr. Marchesi’s seats.

As previously disclosed, Messrs. Heyman and Oliver were originally nominated by Farallon Capital Management, L.L.C. (“Farallon”). As part of the Company’s efforts to reach an agreement with Farallon to avoid a proxy contest, in the third week of March numerous members of the Exelixis Board met individually with both candidates to assess their qualifications to serve as members of the Board. The Board subsequently agreed to appoint both Messrs. Heyman and Oliver to the Board as part of a proposed settlement agreement with Farallon. However, Farallon was unwilling to sign an agreement and demanded a highly unusual breadth and depth of access to company confidential and proprietary information as a non-negotiable part of any settlement, including unprecedented access to Exelixis’ pipeline, people and clinical trial data. While the Exelixis Board could not concede to Farallon’s information and access demands, the Board determined at the time of the interviews that Messrs. Heyman and Oliver were excellent candidates for the Board, and the failure of settlement negotiations with Farallon does not in any way affect that view.

“On behalf of the entire Board, I want to extend my deep appreciation to Carl and Vincent for their many contributions to Exelixis throughout their tenure. Both have been trusted partners and colleagues. Their wisdom and expertise have informed our strategy and have guided us on our path to leadership and value creation,” said Dr. Stelios Papadopoulos, Chairman of Exelixis’ Board of Directors.

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April 13, 2023

“As we say goodbye to two outstanding leaders, we will ask shareholders to vote for Tomas and Bob as new independent Board members at our upcoming Annual Meeting. Their proposed addition to the Board is part of an ongoing refreshment plan that underscores our commitment to upholding best-in-class corporate governance to ensure we have the right balance of relevant skills and expertise to guide the Company’s continued evolution and long-term strategic plan,” Dr. Papadopoulos continued.

“Especially as a cancer survivor, I’ve been truly privileged to serve on this highest-caliber Board of scientists, physicians, CEOs and financial experts. Exelixis has an extraordinarily talented and dedicated team, and I anticipate great progress for this remarkable Company in the months and years ahead,” said Mr. Feldbaum.

“I leave Exelixis with a great sense of pride for the Company we have become and the progress we have made to improve the standard of care for cancer patients and create shareholder value. I look forward to following the progress of this talented team as they strive to develop the next wave of important cancer medicines,” said Dr. Marchesi.

Dr. Papadopoulos concluded, “We are pleased to strengthen the Exelixis Board with new independent directors who embody the important skillsets our Board is looking for as we advance our strategy to become a global, multi-product oncology company. Tomas and Bob are highly respected leaders who bring a deep understanding of the biopharma industry and strong track records of overseeing growth and commercial success. We look forward to benefitting from their insights and expertise as Exelixis delivers innovative treatments for our patients and drives growth and value for shareholders.”

The Board’s slate for the Annual Meeting will consist of Maria Freire, Alan Garber, Tomas Heyman, Michael Morrissey, Robert Oliver, Stelios Papadopoulos, George Poste, Julie Anne Smith, Lance Willsey, Jacqueline Wright and Jack Wyszomierski. Following the Annual Meeting, the Board will be comprised of 11 directors, 10 of whom are independent and four of whom will have been elected in the last five years. The date of the Annual Meeting has not yet been scheduled.

About Tomas Heyman

Mr. Heyman currently serves as Chief Executive Officer of Interlaken Therapeutics. Mr. Heyman previously spent nearly 30 years at Johnson & Johnson where most recently, he served as President of Johnson & Johnson Innovation, the venture capital group, where he managed approximately $1.5 billion in capital. Mr. Heyman serves as a member of the Boards of Directors of Legend Biotech, Akero Therapeutics, OptiNose and Invivyd. Mr. Heyman received his Master of Law from K.U. Leuven in Belgium and completed post-graduate studies in international law in Geneva, Switzerland, and post-graduate studies in business management at the University of Antwerp in Belgium.

About Robert Oliver

Mr. Oliver served in a variety of senior positions at Otsuka America Pharmaceutical, including as President and Chief Executive Officer. Previously, he served in senior positions at Wyeth Pharmaceuticals and began his career at Johnson & Johnson. Mr. Oliver has served on multiple public and private company Boards, including currently as a director of PsyBio Therapeutics Corp. Mr. Oliver serves on the Pharma Board of Advisors at Saint Joseph’s University and on the Board of Governors of the Accreditation Council for Medical Affairs. He holds a B.A. from Rutgers University and an M.B.A. from Saint Joseph’s University.

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April 13, 2023

About Carl Feldbaum, Esq.

Mr. Feldbaum joined the Exelixis Board of Directors in February 2007. He currently serves as a Member Emeritus of the Board of Directors of BIO Ventures for Global Health, a non-profit organization, and is President Emeritus of the Biotechnology Innovation Organization (BIO), the world’s largest trade association representing biotechnology companies, academic institutions, state biotechnology centers and related organizations across the U.S. and in more than 30 other nations. Previously, Mr. Feldbaum served as President of BIO from 1993 until his retirement in 2005. Prior to joining BIO, he served as Assistant Watergate Prosecutor and was Chief of Staff to Senator Arlen Specter of Pennsylvania. He also was President and Founder of Palomar Corporation. Prior to that, Mr. Feldbaum was Assistant to the Secretary of Energy and served as the Inspector General for defense intelligence in the U.S. Department of Defense. Mr. Feldbaum also served as a member of the Board of Directors of several publicly held companies, including Actelion from 2005 to 2015, Trovagene from 2014 to 2015 and Connetics Corporation from 2005 until its acquisition by Stiefel Laboratories, Inc. in 2006. Mr. Feldbaum holds an A.B. in Biology from Princeton University and a J.D. from the University of Pennsylvania Law School.

About Vincent Marchesi, M.D., Ph.D.

Dr. Marchesi joined the Exelixis Board of Directors in May 2001. Since 1973, Dr. Marchesi has been a Professor of Pathology and Cell Biology at Yale University and, since 1991, the Director of the Boyer Center for Molecular Medicine at Yale University. In 1982, Dr. Marchesi co-founded Molecular Diagnostics, Inc., a diagnostic development company. Dr. Marchesi was formerly Chair of Pathology at the Yale-New Haven Hospital. He holds an M.D. from Yale University and a Ph.D. from Oxford University, and is a member of the National Academy of Sciences and the Institute of Medicine.

About Exelixis

Exelixis is a globally ambitious oncology company innovating next-generation medicines and regimens at the forefront of cancer care. Powered by bi-coastal centers of discovery and development excellence, we are rapidly evolving our product portfolio to target an expanding range of tumor types and indications with our clinically differentiated pipeline of small molecules, antibody-drug conjugates and other biotherapeutics. This comprehensive approach harnesses decades of robust investment in our science and partnerships to advance our investigational programs and extend the impact of our flagship commercial product, CABOMETYX® (cabozantinib). Exelixis is driven by a bold scientific pursuit to create transformational treatments that give more patients hope for the future. For information about the company and its mission to help cancer patients recover stronger and live longer, visit www.exelixis.com, follow @ExelixisInc on Twitter, like Exelixis, Inc. on Facebook and follow Exelixis on LinkedIn.

Exelixis Forward-Looking Statements

This press release contains forward-looking statements. Any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and are based upon Exelixis’ current plans, assumptions, beliefs, expectations, estimates and projections. Forward-looking statements involve risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in the forward-looking statements as a result of these risks and uncertainties, which include, without limitation the factors affecting Exelixis discussed under the caption “Risk Factors” in Exelixis’ Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC) on February 7, 2023, and in Exelixis’ future filings with the SEC. All forward-looking statements in this press release are based on information available to Exelixis as of the date of this press release, and Exelixis undertakes no obligation to update or revise any forward-looking statements contained herein, except as required by law.

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April 13, 2023

Important Stockholder Information

Exelixis, Inc. (the “Company”) intends to file a proxy statement and proxy card with the U.S. Securities and Exchange Commission (the “SEC”) in connection with its solicitation of proxies for its 2023 Annual Meeting. THE COMPANY’S SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE DEFINITIVE PROXY STATEMENT (AND ANY AMENDMENTS AND SUPPLEMENTS THERETO) AND ACCOMPANYING PROXY CARD AS THESE DOCUMENTS BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain the proxy statement, any amendments or supplements to the proxy statement and other documents as and when filed by the Company with the SEC without charge from the SEC’s website at www.sec.gov.

The Company, its directors and certain of its executive officers may be deemed to be participants in connection with the solicitation of proxies from the Company’s shareholders in connection with the matters to be considered at the 2023 Annual Meeting. Information regarding the ownership of the Company’s directors and executive officers in the Company common shares is included in their SEC filings on Forms 3, 4, and 5, which can be found through the SEC’s website at www.sec.gov. Information can also be found in the Company’s other SEC filings. More detailed and updated information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Exelixis, the Exelixis logo, and CABOMETYX are registered trademarks of Exelixis, Inc.

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